UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 17, 2022, the Board announced the appointment of Mr. Paul Charles Over, as a new non-independent, non-executive director to its board of directors (the “Board”), effective immediately. Mr. Over, who is British, is based in Hong Kong and has extensive experience in the shipping industry, holds non-executive director positions in Asia Maritime Pacific of Hong Kong, Taylor Maritime (HK) Ltd as well as being a current member of the Owners Board of the UK P&I Club. Mr. Over will not be a member of any committees of the Board.

After the changes, the Board will consist of seven members, three of whom are independent directors, Mr. Michael Hankinson, Mr. John Herholdt and Mr. Quah Ban Huat. The two non-independent directors are Mr. Murray Grindrod and Mr. Paul Charles Over, with Mr. Martyn Wade and Mr. Stephen Griffiths as executive directors. Both the Audit and Risk Committee and the Compensation and Nomination Committee will remain entirely independent with an independent Chairman of each committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: February 17, 2022	/s/ Stephen Griffiths
Name: Stephen Griffiths
Title: Chief Financial Officer